Exhibit 20


JOSLYN ANNOUNCES ACQUISITION OF CYBEREX, A LEADING MANUFACTURER
PF UNINTERRUPTIBLE POWER SYSTEMS AND STATIC TRANSFER SWITCHES


CHICAGO, ILLINOIS, JUNE 14, 1995 -- Joslyn Corporation (NASDAQ: JOSL) announced today that it has executed a definitive agreement to acquire a majority of the common shares of Cyberex, Inc., a privately held company in Mentor, Ohio. The Joslyn and Cyberex Boards of Directors have approved a share purchase agreement, and Joslyn expects to acquire all of the issued and outstanding common shares of Cyberex for $22 million.

Joslyn is awaiting clearance from the U.S. Federal Trade Commission to consummate the transaction. Joslyn expects the transaction to close by June 30, 1995.

Founded in 1968, Cyberex is a recognized leader in the innovation and production of customized power solutions. They provide custom, value-added power conditioning solutions to customers with complex power-related needs. Cyberex designs, engineers, manufactures, markets and supports a broad line of products. They include high-reliability uninterruptible power systems (UPS), static transfer switches (STS), line voltage regulators, inverter/static switches, regulated rectifiers, and related power conditioning products. These technologically advanced systems and solutions protect customers' critical electric loads and sensitive electronic equipment against electrical power distortions and interruptions. Cyberex customers are in the power utility, general industrial, petroleum, chemical and data processing industries.

Lawrence G. Wolski, Acting Chief Executive Officer of Joslyn said, Cyberex is the leading producer of solid-state switches, and it can provide significant support to our growth strategy. Specifically, Cyberex supports Joslyn's targeted growth opportunities in power quality and power switching. Cyberex should continue to enjoy above average growth in its current product niches. In addition, this combination positions us to provide innovative equipment which meets the increasing quality standards of both Joslyn and Cyberex customers for reliable electricity supplies.

Gus Stevens, President and Chief Operating Officer of Cyberex said,"We are excited about Joslyn's abilities to support our growth aspirations. Joslyn's decentralized management style and its ability to foster joint projects across subsidiaries will enable Cyberex to more easily expand into the electric utility and industrial markets.

Headquartered in Chicago, Joslyn Corporation is a leading designer and manufacturer of electrical equipment, components and controls that provide for the economical, safe and reliable delivery of high-quality electric power. Joslyn focuses on niches in three core business areas: 1) power quality, protection and controls, 2) power switches and related controls, and 3) power and communications line protection and support products. Founded in 1902, Joslyn serves a broad base of customers in electric utility, industrial and telecommunications markets worldwide. Joslyn's 1994 net sales were $216.2 million.

CONTACT: William J. Rotenberry, Director, Corporate Development, Joslyn Corporation, 312/454-2921.